Exhibit 13.7

Energy Hunter Resources Announces Opening Of Houston Office

Company Adds Seasoned Management Team

NEWS PROVIDED BY

Energy Hunter Resources, Inc.

Sep 19, 2016, 09:00 ET

DALLAS, Sept. 19, 2016 /PRNewswire/ -- Energy Hunter Resources, Inc., an oil-focused energy company headquartered in Dallas, Texas(www.energyhunter.energy), announced that it recently opened a divisional office in Houston, Texas.  Additionally, the Company recently appointed two new executives and a technical geological manager, all of whom will be based in the new Houston office.  The Company appointed H .C. “Kip” Ferguson, Executive Vice President of Exploration and Development, Brian G. Burgher, Senior Vice President of Land and Jason Wilson, Manager of Geology. The managerial appointments represent more than 75 years of combined energy industry experience.

Gary C. Evans, Chairman and Chief Executive Officer of Energy Hunter Resources said, “It’s an exciting time at Energy Hunter Resources.  Strong off the heels of our successful initial capital raise, our first acquisition, and the recently announced board of director appointments of Rajiv Modi and Joe McClaugherty, I’m pleased to announce the additional management appointments of Kip Ferguson, Brian Burgher and Jason Wilson.”

Evans continued, “Kip, Brian and Jason bring a core set of skills to our Company that include acquisition and development (A&D) experience as well as previous due diligence experience related to more than a billion dollars of assets within our core operating regions.  Additionally, emphasis on capex analysis, land matters, legal issues, as well as extensive operational and geologic experience, will prove invaluable with respect to our future growth plans.  While these skill sets are critical at any stage of an oil and gas company’s development, they are especially critical during the formation of a new company.  Our ability to successfully identify, acquire and develop undervalued assets with our team of professionals has enabled us to quickly build an initial land position that is very attractive, especially in light of today’s low commodity price environment.”

H. C. “Kip” Ferguson, III, is an oil and gas veteran of 28 years.  Throughout his career Ferguson’s responsibilities have included business development, natural gas management, asset acquisition and divestiture, project planning, capex and budget analysis and hydrocarbon reserves management. Ferguson previously served as Executive Vice President of Magnum Hunter Resources fromOctober 2009 to 2016 and was President of the company’s Eagle Ford Shale Division from 2011 until April 2013 when the asset was eventually sold for $401 million.  Prior to Magnum Hunter Resources, Kip Ferguson was the President and Director of Sharon Resources, Inc. from September 1999 to October 2009 when the company was acquired by Magnum Hunter Resources and subsequently renamed Eagle Ford Hunter, Inc.  Ferguson served on the board of directors at Sharon Resources, Inc. and Sharon Energy Ltd. from September 1999 to October 2009.  Ferguson also served on the board of directors for Diaz Resources, Inc. from 2005 to 2009. Mr. Ferguson served on the board of directors of New Standard Energy, a public Australian company from 2013 to 2014.

Brian Burgher brings more than 30 years of continuous experience in the oil and gas business with emphasis on leases, land and legal areas. Burgher served as Senior Vice President of Land for Magnum Hunter Resources and was also the land manager for the Eagle Ford Asset, which was assembled, developed and sold under his leadership. Brian Burgher further oversaw the acquisition and divestiture of, and due diligence on, more than $1 billion worth of leases and wells during his tenure at Magnum Hunter.  Brian has also been an independent producer and mineral and royalty owner and has worked as a field landman, field broker, in-house landman and Land Manager. Brian Burgher is a fourth generation oil and gas landman with family roots dating back to the earliest discoveries inWest Virginia and Pennsylvania.

Jason Wilson has more than 20 years of experience in geology and operations across all sectors of our target region.  From 2009 to 2013 he was a member of the Magnum Hunter Resources Eagle Ford operations team that successfully executed the grassroots development of the Gonzales/Lavaca Counties acreage position located in South Texas that was eventually sold for $401 million.  After leaving Magnum Hunter Resources, Mr. Wilson worked for one year as a senior geologist for New Standard Energy, an Australian-based company.  Following his post at New Standard Energy until joining Energy Hunter, Mr. Wilson worked as an independent consultant for EnCap Investments, L.P.  Wilson also worked previously in similar capacities for Anadarko Petroleum and Sharon Resources.

About Energy Hunter Resources, Inc. Energy Hunter Resources, Inc. is an independent oil company headquartered in Dallas, Texas with a mission to own and operate properties within some of the most prolific resource plays in the United States. Initially focusing on the Eagle Ford Shale and Permian Basin, Energy Hunter’s aim is to create substantial shareholder value through a balanced program of acquisitions and low-risk development and exploitation opportunities utilizing horizontal drilling and fracture stimulation technology.

Forward-Looking Statements This press release may include ’‘forward-looking statements.’’ To the extent that the information presented in this press release discusses financial projections, information, or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking.  Such forward-looking statements can be identified by the use of words such as ’’should,’’ ’‘may,’’ ’‘intends,’’ ’‘anticipates,’’ ’‘believes,’’ ’‘estimates,’’ ’‘projects,’’ ’‘forecasts,’’ ’‘expects,’’ ’‘plans,’’ and ’‘proposes.’’ Although we believe that the expectations reflected in these forward-looking  statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. You are urged to carefully review and consider any cautionary statements and other disclosures.  Forward-looking statements speak only as of the date of the document in which they are contained, and Energy Hunter does not undertake any duty to update any forward-looking statements except as may be required by law.

Legal Disclaimer Energy Hunter Resources, Inc. may, in the future, undertake a public offering pursuant to Regulation A under the Securities Act. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.

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